UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sino Gas International Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82935T104

(CUSIP Number)

Mr. Wing Keung Lai
Rm E, 32/F, Tower 1, The Pacifica
9 Sham Shing Road,
Lai Chi Kok, Kowloon, Hongkong
00852 6830 6558

With copies to:

Yichuan Fan Unit 1306-07, Nan Fung Tower 173 Des Voeus Road Central, Hong Kong 00852 2110 3633	Howard Steinberg Shearman & Sterling LLP 599 Lexington Ave. New York, New York 10022-6069 212-848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

December 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 82935T104	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS Goldfield International Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,806,451
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,806,451
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,806,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.8%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 7 Pages

SCHEDULE 13D

CUSIP No. 82935T104	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS Wing Keung Lai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,806,451
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,806,451
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,806,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 7 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Shares”), of Sino Gas International Holdings, Inc., a Utah corporation (the “Company”). The Company’s principal executive office is No. 18 Zhong Guan Cun Dong St., Haidian District, Beijing, P. R. China.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed by Goldfield International Investment Ltd. (“Goldfield”), a company organized and existing under the laws of the British Virgin Islands, and Mr. Wing Keung Lai, a natural person.

(b)           The address of Goldfield is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.Mr. Lai’s principal business address is Unit 1306-07, Nan Fung Tower, 1723 Des Boeus Road, Central, Hong Kong.

(c)           Mr. Lai has been owner and director of Goldfield since founding it on April 1, 2011. He is 100% owner of Goldfield. The address at which Mr. Lai’s occupation is conducted is Unit 1306-07, Nan Fung Tower, 1723 Des Boeus Road, Central, Hong Kong. He is also a director of China Low Carbon Ltd. and Kings Trillion Ltd.

Goldfield’s principal business address is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(d)           Neither reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           Neither reporting person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Lai is a citizen of Hong Kong.

Page 3 of 7 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The amount of funds is $8 million, the amount of the loan provided to Sino Holdings Inc. This consideration came from Mr. Lai’s funds, which were borrowed from Ms. Wang Chunmei, the Chairman from Inner Mongolia Bolong Investment Group Ltd. The funds were acquired for making the loan from Goldfield to Sino Gas. The term of the loan is up to 18 months. As for collateral, Mr. Lai has made a personal guarantee to repay the loan in cash, or alternatively, shares in Goldfield. The effective interest rate is 6%. Mr. Lai expects to repay the loan from repayment of the loan principal by Sino Gas or by giving Ms. Wang Chunmei the requisite amount of shares of Goldfield.

The securities are only beneficially owned as they have not yet been acquired. Instead, they are an option on an $8 million loan made by Goldfield to the Company. The terms of the loan are further discussed in Item 4- 6.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares covered by this Schedule 13D by making a loan to the Company.  The loan is an 8% Senior Secured Convertible Note in the aggregate principal amount of eight million United States dollars convertible into shares of the Company’s common stock par value $.001. If the option to convert is taken before the maturity date of the loan, December 20, 2013, then Goldfield will receive the number of shares equal to the loan amount divided by the conversion price, $0.31. After maturity of the loan, the number of shares of common stock will be the amount of outstanding principal and accrued and unpaid interest divided by the conversion price.

This conversion feature was taken as insurance on the loan, not in an intent to control the Company.

Other than as described above, the Group has no present plan or proposal which would relate to or would result in: (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) Any change in the present board of directors of management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Company; (f) Any other material change in the Company’s business or corporate structure; (g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

Page 4 of 7 Pages

Item 5.	Interest in Securities of the Company.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)-(b) The percentages used herein are calculated based upon the sum of 31,793,698 Shares outstanding as disclosed to the Reporting Persons by the Company and the 25,806,451 Shares allowed by the Loan Agreement that would become outstanding.

As of the date of this Schedule 13D, the Reporting Persons beneficially owned in the aggregate 25,806,451 Shares. Such Shares constitute approximately 44.8% of the outstanding Shares.

Mr. Lai has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Shares beneficially owned by it. Mr. Lai has been owner of Goldfield since founding it on April 1, 2011. He owns 100% of the ownership interests of Goldfield.

(c)           Except for the transactions described herein, there were no transactions effected in the past sixty days in the Shares by Mr. Lai or Goldfield.

(d)          To the knowledge of Mr. Lai and Goldfield, no persons other than Mr. Lai and Goldfield have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The responses to Items 3 and 4 are incorporated herein by reference.

Loan Agreement

As discussed in Item 4, the Company and Goldfield entered into a loan agreement for $8,000,000 due December 20, 2013, the maturity date. Before the maturity date, interest accrues at 8%, while after, it will accrue at 18%. Interest payments are to be made quarterly on the first day of January, April, July, and October.

If Goldfield so desires, it can demand conversion of its loan amount into shares at a conversion price of $0.31. Before the maturity date, Goldfield can acquire only the quotient of the loan amount divided by the conversion price, 25,806,451 shares. After the maturity date, the quotient becomes the loan amount and accrued and unpaid interest divided by the conversion price.

The Note ranks Senior to all other debts of the Company or its subsidiaries. To change this, the Company requires consent from Goldfield.

Page 5 of 7 Pages

Pledge Agreement

During the life of the loan, the terms of the pledge agreement hold. The Pledgor, the Company, assigns and pledges to the Secured Party, Goldfield, securities interests in Gas Investment China Co., Ltd., of which the Company is the sole shareholder. This security is for 10,000,000 shares in Gas Investment, and it is to serve as security for the full and punctual observance and performance of the covenants and agreements entered into by the two parties.

Assuming no event of default, the Pledgor retains the right to vote and give consents, ratifications and waivers with respect to the collateral.

Convertible Promissory Note

The convertible promissory note lays out the maturity date of the loan, and the details of when interest is payable, stating that interest will be paid quarterly. It also details that the interest depends on whether the Company is pre or post maturity, 8 and 18% respectively.

Joint Filing Agreement

This joint filing agreement authorizes joint filing for the Schedule 13D.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1.01:	Loan Agreement, dated as of December 21, 2012, between Sino Gas International Holdings, Inc. and Goldfield International Investment Ltd.
Exhibit 1.02:	Pledge Agreement, dated as of December 21, 2012, between Sino Gas International Holdings, Inc. and Goldfield International Investment Ltd.
Exhibit 1.03:	Convertible Promissory Note, dated as of December 21, 2012, between Sino Gas International Holdings, Inc. and Goldfield International Investment Ltd.
Exhibit 1.04:	Joint Filing Agreement dated as of January 18, 2013, between Wing Keung Lai and Goldfield International Investment Ltd.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 18, 2013

GOLDFIELD INTERNATIONAL INVESTMENTS LTD.

By:	/s/ Wing Keung Lai
	Name:	Wing Keung Lai
	Title:	Director

GOLDFIELD INTERNATIONAL INVESTMENTS LTD.

By:	/s/ Wing Keung Lai
	Name:	Wing Keung Lai

[Signature Page of Schedule 13D]